UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 8, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, April 6, 2021.

DAL N° 286/21

Messrs.

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Ref.: Amendment of Section 14° of the By-Laws of Transportadora de Gas del Sur S.A. Amendment proposal.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS"), in order to report that, as set out in the Agenda of TGS Regular and Special Shareholders’ Meeting summoned for April 20, 2021 (the “Shareholders’ Meeting”), TGS’ Board of Directors has proposed to amend Section 14° of the By-Laws of TGS in order to allow for Shareholders’ meetings to be held remotely in the future. Likewise, the Board has proposed to approve the Reorganization of TGS’ By-Laws.

Please find attached the amendment proposal of the Company’s By-Laws that shall be considered by the Shareholders’ Meeting, which was timely submitted to CNV (the Argentine Securities and Exchange Commission) for consideration, pursuant to CNV regulations. To date, said Body has made no comments or recommendations.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

CURRENT TEXT	AMENDMENT PROPOSAL
TITLE I CORPORATE NAME, LEGAL REGIME, DOMICILE AND TERM OF DURATION
SECTION 1°: No amendments proposed.
SECTION 2°: No amendments proposed.
SECTION 3°: No amendments proposed.
TITLE II CORPORATE PURPOSE
SECTION 4°: No amendments proposed.
TITLE III CAPITAL STOCK AND SHARES
SECTION 5°: No amendments proposed.
SECTION 6°: No amendments proposed.
SECTION 7°: No amendments proposed.
SECTION 8°: No amendments proposed.
SECTION 9°: No amendments proposed.
SECTION 10°: No amendments proposed.
SECTION 11°: No amendments proposed.
TITLE IV DEBT SECURITIES AND PARTICIPATION BONDS
SECTION 12°: No amendments proposed.
SECTION 13°: No amendments proposed.
TITLE V SHAREHOLDERS’ MEETINGS

SECTION 14°: Ordinary and/or Extraordinary Shareholders Meetings shall be convened by the Board of Directors or the Statutory Supervisor (Síndico) in the cases provided by law, or whenever any one of them deem it necessary or upon request of shareholders of any Class holding no less than FIVE PER CENT (5%) of the capital stock. In the latter case the request shall specify the items of business to be transacted and the Board of Directors or the Statutory Supervisor (Síndico) shall convene the Shareholders’ Meeting to be held within a maximum FORTY (40) day term as from the date of receipt of the request. If the Board of Directors or the Statutory Supervisor (Síndico) would fail to do so, the shareholders’ meeting may be convened by the control agency or the court. Shareholders’ Meetings shall be convened by notices made in advance ~~within~~ a minimum ~~TEN (10) day period~~ and a maximum ~~THIRTY (30) day period~~ published during FIVE (5) days in the Official Bulletin and in ONE (1) leading newspaper of general circulation in ARGENTINA. The notice must specify the nature of the Shareholders’ Meeting and the date, time and place of the Meeting as well as the Agenda of Items of Business. Shareholders’ Meetings on second call shall be held within THIRTY (30) days following failure to obtain a quorum on first call and EIGHT (8) day minimum advance notices shall be published during THREE (3) days. ~~First and second call notices cannot be made simultaneously.~~

SECTION 14°: Regular and/or Special Shareholders’ Meetings shall be convened by the Board of Directors or Statutory Audit Committee member in the cases provided by law, or whenever any one of them deem it necessary or upon request of shareholders of any class holding no less than FIVE PER CENT (5%) of the capital stock. In the latter case, the request shall specify the items of business to be transacted and the Board of Directors or the Statutory Audit Committee member shall convene the Shareholders’ Meeting to be held within a maximum FORTY (40) day term as from the date of receipt of the request. If the Board of Directors or the Statutory Audit Committee member would fail to do so, the Shareholders’ Meeting can be convened by the control agency or the court. Shareholders’ meetings shall be convened by notices made in advance within a minimum TWENTY (20) calendar day period and a maximum FORTY-FIVE (45) calendar day period published during FIVE (5) days in the Official Gazette and in one (1) leading newspaper of general circulation in Argentina; these time periods shall be calculated as from the last day of publication. The notice must specify the nature of the Shareholders’ Meeting and the date, time and place, whether it is held face-to-face or remotely and the Agenda of Items of Business. Shareholders’ may hold meetings either by members in physical attendance thereat or by communication among themselves through other means of simultaneous transmission of sound, images and words, and shareholders communicated by any of the referred means shall be computed for quorum and majority purposes. Statutory Audit Committee members in attendance at the Shareholders’ Meeting held shall leave record specifying whether the decisions were properly adopted. The minutes shall be prepared and signed within FIVE (5) business days as from the date the meeting was held by the Chairman, the shareholders appointed to that end and a Statutory Audit Committee member. Shareholders’ Meetings on second call shall be held within THIRTY (30) days following failure to obtain a quorum on first call and notices shall be published during THREE (3) days within an EIGHT (8) day minimum advance. Regular Meeting first and second call notices can be made simultaneously. If Shareholders’ Meeting on second call was convened to be held on the same day as that on first call, there shall be a minimum of a one-hour difference. Upon failure of lawful quorum of the Shareholders’ Meeting due to poor attendance, and if the Regular Shareholders’ Meeting first and second call had not been convened to be held on the same day, it shall be reconvened within the following 30 days.

SECTION 15°: No amendments proposed.
SECTION 16°: No amendments proposed.
SECTION 17°: No amendments proposed.
SECTION 18°: No amendments proposed.
SECTION 19°: No amendments proposed.
TITLE VI MANAGEMENT AND DIRECTION
SECTION 20°: No amendments proposed.
SECTION 21°: No amendments proposed.
SECTION 22°: No amendments proposed.
SECTION 23°: No amendments proposed.
SECTION 24°: No amendments proposed.
SECTION 25°: No amendments proposed.
SECTION 26°: No amendments proposed.
SECTION 27°: No amendments proposed.
SECTION 28°: No amendments proposed.
SECTION 29°: No amendments proposed.
SECTION 30°: No amendments proposed.
SECTION 31°: No amendments proposed.
SECTION 32°: No amendments proposed.
SECTION 33°: No amendments proposed.

TITLE VII SUPERVISION
SECTION 34°: No amendments proposed.
SECTION 35°: No amendments proposed.
SECTION 36°: No amendments proposed.
TITLE VIII BALANCE SHEETS AND ACCOUNTS
SECTION 37°: No amendments proposed.
SECTION 38°: No amendments proposed.
SECTION 39°: No amendments proposed.
SECTION 40°: No amendments proposed.
SECTION 41°: No amendments proposed.
SECTION 42°: No amendments proposed.
TITLE IX LIQUIDATION OF THE CORPORATION
SECTION 43°: No amendments proposed.
SECTION 44°: No amendments proposed.
SECTION 45°: No amendments proposed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: April 8, 2021.